Exhibit 99.1

CI Financial Reports Total Assets of $231.8 Billion for January 2021

All financial amounts in Canadian dollars unless stated otherwise.

TORONTO--(BUSINESS WIRE)--February 16, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary assets under management as at January 31, 2021 of $134.3 billion and wealth management assets of $97.5 billion, for total assets of $231.8 billion.

CI’s wealth management assets and total assets were up year over year by 89.7% and 26.1%, respectively. The month’s results reflect CI’s progress as it executes on its strategic priorities of expanding its wealth management platform, globalizing the firm and modernizing its asset management business.

Since closing its initial U.S. acquisition in January 2020, CI has completed 13 U.S. acquisitions to date (including transactions by CI-affiliated firms) and its U.S. wealth management assets have grown to $29.8 billion as at January 31, 2021. The recently announced acquisition of Segall Bryant & Hamill, LLC of Chicago is expected to double CI’s U.S. assets to approximately $59 billion (US$46 billion)1.

CI’s U.S. wealth management businesses include Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

Canadian wealth management assets were $67.6 billion, up 0.4% for the month of January and up 32.8% year over year. The annual change was due to the acquisition of Aligned Capital Partners Inc. and growth in CI’s existing wealth businesses. Canadian wealth management assets also include the assets of CI Assante Wealth Management, CI Private Counsel LP, CI Direct Investing and Virtual Brokers.

Total wealth management assets of $97.5 billion at January 31, 2021 represented increases of 1.0% for the month and 89.7% or $46.1 billion year over year.

CI’s total assets under management of $134.3 billion were down 0.6% month over month and up 1.4% year over year, representing a $1.9 billion annual increase. Core average assets under management for the quarter-to-date were $130.4 billion, a 3.3% increase over the average for the fourth quarter of 2020. Core assets under management are those managed by CI’s Canadian and Australian subsidiaries.

Further information about CI’s assets and financial position can be found below in the tables of statistics and on its website, www.cifinancial.com.

CI FINANCIAL CORP. January 31, 2021 PRELIMINARY MONTH-END STATISTICS
ENDING ASSETS	Jan. 31/21 (billions)	Dec. 31/20 (billions)	% Change	Jan. 31/20 (billions)	% Change
Core assets under management (Canada and Australia)[2]	$128.7	$129.6	-0.7%	$132.4	-2.8%
U.S. assets under management	$5.6	$5.5	1.8%	$-	n/a
Total assets under management	$134.3	$135.1	-0.6%	$132.4	1.4%
Canadian wealth management	$67.6	$67.3	0.4%	$50.9	32.8%
U.S. wealth management	$29.8	$29.2	2.1%	$0.5	5860.0%
Total wealth management	$97.5	$96.5	1.0%	$51.4	89.7%
TOTAL	$231.8	$231.5	0.1%	$183.8	26.1%
MONTHLY CORE AVERAGE ASSETS UNDER MANAGEMENT	Jan. 31/21 (billions)	Dec. 31/20 (billions)	% Change
Monthly average	$130.4	$128.5	1.5%
FISCAL QUARTER CORE AVERAGE ASSETS UNDER MANAGEMENT	Jan. 31/20 (billions)	Dec. 31/20 (billions)	% Change
Fiscal quarter average	$130.4	$126.2	3.3%
FISCAL YEAR CORE AVERAGE ASSETS UNDER MANAGEMENT	Fiscal 2021 (billions)	Fiscal 2020 (billions)	% Change
Fiscal year average	$130.4	$124.1	5.1%
EQUITY (millions)
Total outstanding shares (TSX)	209.2	QTD weighted avg. shares	209.1
FINANCIAL POSITION (millions)
Gross debt	$2,597	Cash	$614
  Based on assets for Segall Bryant & Hamill, LLC (“SBH”) and CI as at January 31, 2021. The acquisition of SBH is expected to be completed in the second quarter of 2021.
  Includes $32.9 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at January 31, 2021 ($32.6 billion at December 31, 2020 and $29.4 billion at January 31, 2020)

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest, LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that statements include that the acquisition of Segall Bryant & Hamill, LLC will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com